Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230

Announcement to the Market

Trading of Own Shares by Treasury

December 2019

We inform the capital market agents that in December 2019:

1. Itaú Unibanco did not purchase its own shares for treasury stock;

2. The number of 892,976 preferred shares was reallocated in the market intended to Long-term Incentive programs.

In 2019:

1. We did not purchase its own shares for treasury stock

2. The amount of 25.1 million preferred shares was reallocated in the market, mainly,

under Long-term Incentive programs.

Historical information regarding purchase of own shares for treasury stock is available on the Company's Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, January 10, 2020.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations